UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31981 / February 3, 2016

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In the Matter of

COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC and
COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

225 Franklin Street
Boston, Massachusetts 02110

(812-14411)

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ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Columbia Funds Series Trust I, et al. filed an application on January 6, 2015 and an
amendment to the application on May 27, 2015 and December 24, 2015, requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections
6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The order
would permit certain registered open-end management investment companies that operate
as "funds of funds" to acquire shares of certain registered open-end management
investment companies and unit investment trusts that are within or outside the same group
of investment companies as the acquiring investment companies.

On January 7, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 31953). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that granting the requested exemption is appropriate in and consistent with
the public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Columbia Funds Series Trust I, et al. (File No. 812-14411) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary